Exhibit No. 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pre-tax income from continuing operations(a)	$1,014	$890	$980	$910	$783
Fixed charges	329	502	1,159	1,433	1,620
Distributed income of equity investees	—	215	473	140	263
Deduct:
Preference security dividend requirements of consolidated subsidiaries	—	7	27	31	139
Interest capitalized(b)	22	18	23	18	58

Total earnings (as defined for the Fixed Charges calculation)	$1,321	$1,582	$2,562	$2,434	$2,469

Fixed charges:
Interest on debt, including capitalized portions	$314	$481	$1,096	$1,365	$1,441
Estimate of interest within rental expense	15	14	36	37	40
Preference security dividend requirements of consolidated subsidiaries	—	7	27	31	139

Total fixed charges	$329	$502	$1,159	$1,433	$1,620

Ratio of earnings to fixed charges	4.0	3.2	2.2	1.7	1.5

(a)	Excludes minority interest expense and income or loss from equity investees.
(b)	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Operations.